Group
Merchandising * Market Research * In-Store Events Services Defined by the Return They Generate

April 9, 2010

Ms. Jennifer Thompson
Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of December 3, 2009 regarding:

SPAR Group, Inc.
Form 10-K for the year ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the quarter ended September 30, 2009
Filed November 16, 2009
Form 8-K Filed November 9, 2009
File No. 0-27408

We acknowledge:
•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated December 3, 2009.  However, I would like first and foremost to apologize for our delay in responding.  There are a number of items that have attributed to this response delay, including coordination of our annual global audit and recent acquisition activity, and while I have been in contact with Ms. Sellars, I ask for your understanding and present our response below:

Form 10-K for the Fiscal Year ended December 31, 2008

Note 11. Geographic Dates, page F-27

1.
“We read your response to our comment five from our letter dated October 7, 2009 and are still unclear why you believe you have only one reportable segment.  As noted in paragraph 17 of SFAS 131, operating segments may be aggregated if aggregation is consistent with the objective and basic principles of SFAS 131 and if the segments have similar economic characteristics.  Considering the emphasis placed on the individual operating segments throughout your filing, including your results of operations disclosures in MD&A, please further explain how aggregation is consistent with the objective and basic principles of SFAS 131 included in our prior comment letter and discussed in paragraphs 3 and 73 of SFAS 131.  We continue to note that your international operations primarily consist of 50% and 51% owned entities while your domestic operations appear to be wholly-owned.  In addition, it appears that the segments you aggregate may not be economically similar considering the operating margin percentages included in Exhibit A appear dissimilar and considering the gross profit percentages were considerably dissimilar in 2008 and the interim period ending Jun  30, 2009.  Please substantiate your claim that your Domestic Merchandising Services Division and your International Merchandising Services Division have similar economic characteristics by providing us with a thorough analysis of the quantitative information provided in Exhibit A.  Furthermore, as noted in paragraph 73 of SFAS 131, separate reporting of information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.  The fact that international revenues have generally increased from 2004 through 2008 and domestic revenues have generally declined over that timeframe and considering your response highlights foreign expansion as a current trend, it appears that these operating segments cannot be viewed as essentially have the same future prospects.”

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
April 9, 2010

Response:

We have read and studied your comments regarding our segment reporting, and we take your comments very seriously.  As we further analyze the reporting of our operations, we remain confident that we are correctly reporting our operating results as one segment. We currently present expanded disclosures regarding our two operating divisions, both in the footnotes to the financial statements and the MD&A section of the 10K and Q’s, in an effort to provide information to the public market consistent with the way we manage our business; which is as one segment with two operating divisions.

As indicated above and previously noted, we do in fact operate within two divisions, the Domestic Merchandising Services Division and the International Merchandising Services Division.  We believe that we are properly reporting these divisions as one “segment”, as both of these merchandising and marketing service divisions meet the aggregation criteria of paragraph 17 of SFAS 131 based on (among other things) the following factors:

(a)	The nature of the products and services offered by both divisions are identical,
(b)
The nature of the production processes utilized by both divisions are identical, as both divisions operate utilizing the same internally developed proprietary reporting software to schedule, track and report their performance and measure it against contracted requirements,

(c)	The customer base for both divisions is substantially similar, as they both support consumer product companies and/or retail merchandising chains world wide,
(d)
The methods used to provide these merchandising services are identical for both divisions, as noted above, both merchandising service divisions utilize our internally developed proprietary reporting software to schedule, track and report its performance against contracted requirements world wide,

(e)
The pricing model for our services is consistently applied for both divisions.  Margins fluctuate and trend not because of differing pricing models, but rather service mix and maturity of the specific markets.

Jennifer Thompson
Securities and Exchange Commission
April 9, 2010

Your most recent comment notes that the Domestic operations are made up of companies that are wholly-owned by the Company (in fact in 2009 only one wholly owned domestic company was responsible for the domestic operations), while the International operations appears to be made up of several subsidiaries, owned at 50%, 51% or 100% levels.  As described in our 10-K, we prefer to have strong local involvement in our international subsidiaries, which we have found is enhanced through local ownership.  Nevertheless, ownership decisions are made on a market by market basis after consideration of the most effective method for market penetration.  At times in our history, including 2009, we have held 100% ownership of subsidiaries in several International markets.

As of December 31, 2009, the Company owned 100% of its subsidiaries in the United States.  In the International Division, the Company owned 100% of its subsidiaries in Canada, China and Japan (one third of our total international operations).  As recently as last week, we have experienced ownership changes in our international markets by 1) securing a new local investor in China, where the Company is setting up a new majority-owned joint venture to expand its operations in this territory, and 2) through the establishment of a new wholly-owned subsidiary in Canada, the Company has acquired substantially all of the business and assets of another Canadian business, which will compliment our existing operations in this territory.

We have reviewed the requirements of SFAS 131, and to the best of our knowledge, percentage ownership is not a criteria for segment reporting.  We have consistently represented that our business model for International development is to operate worldwide in our core business, providing merchandising and marketing services, through the utilization of our internally develop proprietary software, which is maintained and managed by our US operations.

Your current comment further questions the economic performance of our two divisions, noting the growth in revenue in our International division and the decline in revenue in our Domestic division, and that reported gross profit margins vary from one division to the other.  You question whether these recent results and trends indicate that our two divisions will have dissimilar future prospects. You have requested that we substantiate how the two divisions can be considered similar when considering these results.  The simple explanation, supported by our historical operating results, is that these two operations are in fact in the same business segment, and that the recent results and trends are indicative of the fact that domestically the Company is operating in a mature market, while most, but not all, of the International markets are in an early growth stage.  The Company’s strategy in these markets is to re-invest profits back into the business and more importantly, where appropriate, sacrifice gross profit margins in an effort to acquire market share.  As these international markets mature, profits and margins may more closely resemble those in the United States, and the Company believes that, over time, these two operating divisions will have similar future prospects consistent with the aggregation rules of the SFAS 131.

Jennifer Thompson
Securities and Exchange Commission
April 9, 2010

Form 10-Q for the Fiscal Quarter ended September 30, 2009

2.
“In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective at the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.  If you wish to include the entire definition of disclosure controls and procedures, you should state that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Certifying Officers, to allow timely decisions regarding required disclosure.”

Response:

As requested, in future filings we will clearly reference that the conclusion of the principal executive and financial officers regarding the effectiveness of their disclosure controls and procedures encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).  We will expand future filings to clarify and disclose that based on their evaluation, the chief executive officer and chief financial officer have each concluded that the Company’s current disclosure controls and procedures were effective at the end of the period covered by the report.

Form 8-K filed November 9, 2009

3.
“We note your discussion of the changes in margins for EBITDA.  Please explain to us how you considered the disclosures related to non-GAAP financial measures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K.  If you plan to revise future filings to comply with the preceding guidance, please explain the revisions you intend to make to those filings.”

Response:

As requested, if we present or comment on a non-GAAP financial measure in a future filing, we confirm that we will follow the reporting guidance as outlined in Regulation G and Item 10(e)(1)(i) of Regulation S-K and include (1) a presentation of the most directly comparable financial measurement calculated and presented in accordance with GAAP, (2) a detailed reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure, and (3) a detailed explanation for the reasons why we believe the presentation of the non-GAAP financial measure provides more useful information to investors regarding our financial condition and results of operations.

Again please allow me to apologize for the delay in filing this response. Hopefully, the above responses have satisfactorily answered all of your questions.  If you have further questions, please contact me at 914-332-4100.

Sincerely,

/s/ James R. Segreto

James R. Segreto
Chief Financial Officer